UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Person Filing Statement)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Mauricio Ramos

Chair of the Board

Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

Phone: +352 691 750960 / +1 908 463 8588

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William H. Aaronson

Michael Senders

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed on July 15, 2024 under cover of Schedule 14D-9, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (together with the exhibits attached hereto and thereto, and as amended from time to time, the “Schedule 14D-9”), by Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (the “Company”), with the Securities and Exchange Commission (the “SEC”).

Except as otherwise set forth in this Amendment, capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

On July 1, 2024, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the SEC (together with any amendments or supplements thereto, including the amendments thereto filed by the Filing Parties with the SEC on July 18, 2024, August 5, 2024, August 12, 2024, August 13, 2024, August 15, 2024 and August 23, 2024, the “Schedule TO”), Purchaser offered to purchase, through separate but concurrent offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”), all of the issued and outstanding common shares (CUSIP L6388F110), par value $1.50 per share (each, a “Common Share” and, collectively, the “Common Shares”), including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share) (each, an “SDR” and, collectively, the “SDRs” and, together with the Common Shares, the “Shares”), of the Company that are not already owned by the Purchaser Group and its affiliates, for $24.00 per Common Share and $24.00 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Original Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Transmittal Documents.

On August 2, 2024, Purchaser revised the Offers to increase the Original Offer Price to $25.75 per Common Share and $25.75 per SDR (each such amount, without interest and less any withholding taxes that may be applicable, and as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Revised Offer Price”).

On August 14, 2024, Purchaser revised the Offers to waive certain conditions to completion of the Offers (including the Minimum Tender Condition) and to extend the Offer Period until one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 22, 2024.

On August 23, 2024, Purchaser announced that the Offers and the withdrawal rights expired as scheduled on August 22, 2024, at one minute after 10:59 a.m. EST or one minute after 4:59 p.m. CEST, and were not further extended. Purchaser further announced that (i) as of such time, all remaining conditions to the Offers were satisfied and the Offers were completed, (ii) Purchaser has been advised that a total of 19,269,377 Shares were validly tendered and not properly withdrawn, (iii) all such Shares have been accepted for payment by Purchaser, (iv) together with Purchaser’s 49,966,734 Shares held prior to the Offers, Purchaser will hold 69,236,111 Shares, representing approximately 40.42% of all outstanding Shares and (v) settlement for the Shares tendered in the Offers is expected to be initiated in accordance with the terms of the Offers around September 2, 2024.

The Schedule 14D-9 (including this Amendment) relates to the Offers, as revised by Purchaser through August 23, 2024.

For all purposes of the Schedule 14D-9, references to the “Swedish Offer,” the “US Offer” and the “Offers” are to the Offers, as revised by Purchaser through August 23, 2024.

References in this Amendment to the Company’s “shareholders” include both holders of Common Shares and holders of SDRs unless otherwise specified.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 1. SUBJECT COMPANY INFORMATION

The following sentence is hereby added to the end of the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information—Securities”:

As of July 30, 2024, there were 172,096,305 Shares outstanding (including 789,807 Shares held in treasury).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

The following paragraph is hereby added to the section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person” immediately after the paragraph beginning “According to the Schedule TO, the address of Purchaser is 53, boulevard Royal, L-2449 Luxembourg, Luxembourg…”:

On August 23, 2024, by way of a press release, Purchaser announced the results of the Offers. Purchaser further announced that (i) all remaining conditions to the Offers had been satisfied and the Offers had been completed, (ii) Purchaser has accepted for payment all of the Shares that were validly tendered and not properly withdrawn and (iii) settlement for such Shares is expected to be initiated in accordance with the terms of the Offers around September 2, 2024.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The following paragraphs are hereby added to the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offers” in chronological order:

On August 23, 2024, Purchaser issued a press release in which, among other things, it announced that (i) all remaining conditions to the Offers had been satisfied and the Offers had been completed, (ii) Purchaser has accepted for payment all of the Shares that were validly tendered and not properly withdrawn and (iii) settlement for such Shares is expected to be initiated in accordance with the terms of the Offers around September 2, 2024.

On August 23, 2024, the Filing Parties filed Amendment No. 8 to the Schedule TO with the SEC.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(S)*	Press Release of the Company, dated August 15, 2024.
(a)(5)(T)*	Press Release of the Company, dated August 23, 2024.
(a)(5)(U)	Press Release of Purchaser, dated August 23, 2024 (incorporated by reference to Purchaser’s Schedule TO-T/A, filed August 23, 2024).

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalón
Name: Salvador Escalón Title: Executive Vice President, Chief Legal and Compliance Officer

Date: August 26, 2024